ACTUARIAL OPINION


Date:    November 15, 1994

Re:      DAC Tax Charge for Policy Form 4055

Ameritas Life Insurance Corp. experiences an increased tax burden resulting from
Section 848 of the Internal Revenue Code of 1986, which was enacted in 1990 to modify the federal income tax of life insurance companies. Section 848 requires life insurance companies to capitalize and amortize part of their general expenses for the current year. Under prior law these expenses were deductible in full from the current year's gross income.

The amount of deductions that would have to be amortized rather than deducted in the year incurred is a percentage of the current year's net premiums received in connection with certain types of insurance contracts.

From an economic perspective, taking into account the time value of money, the tax burden of the insurance company is increased as it is related to those contracts covered by Section 848. This increased burden has been referred to as the "DAC tax". The impact of this DAC tax can be compared to that of a state premium tax since the amount of general deductions that must be capitalized and amortized is measured by premiums paid and the increased federal tax burden results from the receipt of those premiums.

Reasonableness of DAC Tax Charge
--------------------------------

Policy Form 4055 includes a percent of premium charge, guaranteed not to exceed 5.00%. The DAC tax charge, equal to 1.00% of each premium payment, is included in the percent of premium charge and will be deducted from each premium payment to cover the estimated cost of the DAC tax. This charge is within the range of the DAC tax charge of various leading insurance companies; the following table shows the DAC tax charge that is included in some variable universal life policy forms:

          Company                                     DAC Tax Charge
          -------                                     --------------
          Merrill Lynch                                    1.25%
          Provident Mutual                                 1.25%
          Prudential                                       1.25%
          John Hancock                                     1.25%
          New England                                      1.00%


The 1.00% charge is reasonably related to the additional federal income tax burden which Ameritas will experience, taking into account the benefit of amortization permitted by Section 848 and the use of a 10 percent discount rate in computing the cost of the increased tax burden and the future deductions resulting from such amortization.
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Reasonableness of Cost of Capital
---------------------------------

Ameritas determines its cost of capital as the after tax rate of return it seeks to earn on its surplus. The following factors are generally considered in the determination of the cost of capital:

         1. The risk-free rate of return that can be expected to be earned over the long-term, based on current market rates, inflation and expected future interest rate trends.
         2. The premium needed to earn over the risk-free rate to compensate for the risk profile of the insurance business.
         3. Information available about the rates of return earned by other life insurance companies.

Considering these factors, it is reasonable to use a 10% discount rate, i.e. cost of capital, in the determination of the DAC tax charge.

Appropriateness of the Factors Used to Determine the Cost of Capital
--------------------------------------------------------------------

Ameritas makes sure that its projected rates of return are adequate to support its anticipated growth. If the rate of return is too low, surplus will decrease or will not increase sufficiently to support anticipated growth.

Ameritas seeks to maintain a ratio of surplus to assets that it establishes based on its judgment of the risks represented by various components of its assets and liabilities. Maintaining the ratio of surplus to assets is critical for the maintenance of competitive ratings from various rating agencies and competitive pricing on new and inforce business.

Therefore, it is appropriate to consider the factors shown above in the determination of Ameritas' cost of capital.